Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

August 14, 2006

BY EDGAR AND HAND DELIVERY

Mr. Mark S. Webb

Legal Branch Chief

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, DC 20549-4561

Re:	InnerWorkings, Inc.
Registration Statement on Form S-1
Filed on May 10, 2006
Amendment No. 1 filed on June 19, 2006
Amendment No. 2 filed on July 7, 2006
Amendment No. 3 filed on July 19, 2006
Amendment No. 4 filed on July 27, 2006
Amendment No. 5 filed on August 8, 2006
Amendment No. 6 filed on August 14, 2006
File No. 333-133950

Dear Mr. Webb:

On behalf of InnerWorkings, Inc. (the “Company”), enclosed for your review is Amendment No. 6 to the Company’s Registration Statement on Form S-1 (Registration No. 333-133950) (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2006 and amended by Amendment No. 1 to the Registration Statement, filed with the Commission on June 19, 2006, Amendment No. 2 to the Registration Statement, filed with the Commission on July 7, 2006, Amendment No. 3 to the Registration Statement, filed with the Commission on July 19, 2006, Amendment No. 4 to the Registration Statement, filed with the Commission on July 27, 2006, and Amendment No. 5 to the Registration Statement, filed with the Commission on August 8, 2006. An electronic version of Amendment No. 6 concurrently has been filed with the Commission through the Commission’s EDGAR system. The enclosed copy of Amendment No. 6 has been marked to reflect changes made to Amendment No. 5 to the Registration Statement.

Set forth below are the responses of the Company to the comments of the Staff contained in the Staff’s letter to the Company, dated August 11, 2006, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Mr. Mark S. Webb

August 14, 2006

Exhibit 5.1

Comment No. 1

Please confirm supplementally or revise to include that by stating “General Corporation Law of the State of Delaware” that you also refer to the Delaware State Constitution, the statutory law of the State of Delaware and any relevant judicial opinions by the courts of the State of Delaware that affect the interpretation of the Delaware General Corporation Law.

Response No. 1

Winston & Strawn LLP hereby confirms that by stating “General Corporation Law of the State of Delaware” that we also refer to the Delaware State Constitution, the statutory law of the State of Delaware and any relevant judicial opinions by the courts of the State of Delaware that affect the interpretation of the Delaware General Corporation Law.

Comment No. 2

Please remove the sentence about your lack of an obligation to update, or refile the opinion immediately before you request effectiveness.

Response No. 2

We have removed the sentence in our opinion about our lack of an obligation to update our opinion.

Comment No. 3

You can limit reliance on your opinion with regard to purpose, but not person. Please revise.

Response No. 3

We have deleted the limitation in our opinion as to the persons entitled to rely on our opinion.

*            *            *

Mr. Mark S. Webb

August 14, 2006

If you have any questions regarding any of the responses in this letter or Amendment No. 6, please call me at (312) 558-5924 or, in my absence, Steven J. Gavin at (312) 558-5979.

Respectfully submitted,

/s/ Matthew F. Bergmann

Matthew F. Bergmann

Enclosure

cc:	Timothy A. Geishecker

Lynwood F. Shenk

Claire L. Erlanger

Steven E. Zuccarini

Nicholas J. Galassi

Steven J. Gavin